EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Three and nine months ended September 30, 2024

(unaudited)

In accordance with National Instruments 51‑102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and nine months ended September 30, 2024.

1

Condensed Consolidated Interim Statements of Financial Position (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	Note	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents		$4,896	$6,369
Accounts receivable	3	6,609	4,794
Inventories	4	3,134	2,900
Prepaid expenses		1,511	1,143
Total current assets		16,150	15,206
Non‑current assets:
Property and equipment		1,038	736
Intangible assets	5	8,066	8,940
Goodwill	6	3,166	3,102
Other assets		77	75
Total non‑current assets		12,347	12,853
Total assets		$28,497	$28,059
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$7,567	$7,603
Income taxes payable		16	16
Current portion of lease obligations		374	315
Total current liabilities		7,957	7,934
Non‑current liabilities
Lease obligations		556	229
Total non‑current liabilities		556	229
Total liabilities		8,513	8,163
Equity:
Share capital	8(b)	81,014	81,014
Contributed surplus		10,867	10,723
Accumulated other comprehensive loss		(5,559)	(5,989)
Deficit		(66,338)	(65,852)
Total equity		19,984	19,896
Total liabilities and equity		$28,497	$28,059
Commitments and contingencies	9(a)&9(d)

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss) (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	Note	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023

Revenue, net		$5,153	$5,002	$16,012	$16,623
Cost of goods sold	4,9(c)	2,354	1,362	6,364	4,999
Gross profit		2,799	3,640	9,648	11,624

Expenses
Selling		1,970	2,017	5,783	6,123
General and administrative		1,191	1,024	3,763	3,055
Research and development		795	508	2,339	1,703
		3,956	3,549	11,885	10,881

Other Income
Legal settlement	9(d)	(1,860)	-	(1,860)	-
		(1,860)	-	(1,860)	-

Finance (income) costs:
Finance income, net		(18)	(3)	(105)	(20)
Foreign exchange loss, net		46	17	78	71
		28	14	(27)	51
Net income (loss) before income taxes		$675	$77	$(350)	$692
Income tax (recovery) expense
Current		(5)	(7)	136	66
Net income (loss)		$680	$84	$(486)	$626
Other comprehensive income:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries		(281)	455	430	(33)
Other comprehensive income (loss), net of tax		(281)	455	430	(33)
Comprehensive income (loss)		$399	$539	$(56)	$593

Earnings per share
Basic	8(d)	$0.07	$0.01	$(0.05)	$0.06
Diluted	8(d)	$0.07	$0.01	$(0.05)	$0.05

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Changes in Equity (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2022		$80,917	$10,476	$(5,458)	$(64,930)	$21,005
Net income for the nine months ended September 30, 2023		-	-	-	626	626
Other comprehensive loss for the nine months ended September 30, 2023		-	-	(33)	-	(33)

Transactions with owners, recorded directly in Equity
Stock options exercised	8(c)	97	(41)	-	-	56
Share-based compensation	8(c)		212	-	-	212
Total transactions with owners		97	171	-	-	268
Balance, September 30, 2023		$81,014	$10,647	$(5,491)	$(64,304)	$21,866

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2023		$81,014	$10,723	$(5,989)	$(65,852)	$19,896
Net loss for the nine months ended September 30, 2024		-	-	-	(486)	(486)
Other comprehensive income for the nine months ended September 30, 2024		-	-	430	-	430

Transactions with owners, recorded directly in Equity
Share-based compensation	8(c)	-	144	-	-	144
Total transactions with owners		-	144	-	-	144
Balance, September 30, 2024		$81,014	$10,867	$(5,559)	$(66,338)	$19,984

See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

For the nine months ended September 30	Note	2024	2023
Cash (used in) provided by:
Operating activities:
Net income (loss) for the period		$(486)	$626
Adjustments for:
Other income	9(d)	(1,860)
Recovery of royalties	9(c)	-	(234)
Amortization of property, plant and equipment		323	319
Amortization of intangible assets	5	1,358	1,298
Share‑based compensation	8(c)	144	212
Inventory recovery, net	4	(203)	-
Finance (income) expense, net		(105)	11
Unrealized foreign exchange loss		78	71
Income tax expense		136	66
Change in the following:
Accounts receivable		167	86
Inventories		28	(178)
Prepaid expenses		(346)	334
Accounts payable and accrued liabilities		(158)	(1,108)
Interest received, net		121	31
Income taxes paid		(129)	(78)
Royalties paid	7	-	(304)
Cash flows from operating activities		(932)	1,152
Investing activities:
Acquisition of intangible assets	5	(291)	(142)
Cash flows used in investing activities		(291)	(142)
Financing activities:
Repayment of lease liability		(250)	(225)
Cash flows used in financing activities		(250)	(225)
Increase (decrease) in cash and cash equivalents		(1,473)	785
Cash and cash equivalents, beginning of period		6,369	4,857
Cash and cash equivalents, end of period		$4,896	$5,642

See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

1. Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction.

In September 2019 the Company acquired ownership of ZYPITAMAG® from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG®. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® was made available in retail pharmacies throughout the United States.

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.

The Company’s ongoing research and development activities include the continued development of MC-1 which is used for the treatment of pyridox(am)ine 5’-phosphate oxidase (“PNPO”) deficiency.

2. Basis of preparation of financial statements

(a) Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2023. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 25, 2024.

6

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

2. Basis of preparation of financial statements (continued)

(b) Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

(c) Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar, except where indicated otherwise.

(d) Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2023:

•	Note 3(c)(ii): The valuation of the royalty obligation
•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as period end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets
•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations
•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. A change in any of the significant assumptions or estimates used to evaluate goodwill could result in a material change to the results of operations. The key assumptions used to determine the recoverable amount are further explained in note 9 to the consolidated financial statements for the year ended December 31, 2023.

7

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

3. Accounts Receivable

	September 30, 2024	December 31, 2023
Trade accounts receivable	$4,404	$4,426
Other accounts receivable	2,205	368
	$6,609	$4,794

As at September 30, 2024, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 99% in aggregate (Customer A – 34%, Customer B – 20%, Customer C – 45%). As at December 31, 2023, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 94% in aggregate (Customer A – 32%, Customer B – 16%, Customer C – 46%).

Included within other accounts receivable at September 30, 2024 is $2,205 pertaining to a legal settlement, which was received by the Company subsequent to period end. For more information regarding this settlement, see note 9(d).

4. Inventories

	September 30, 2024	December 31, 2023
Finished product available-for-sale	$2,521	$2,048
Finished retail pharmacy product available for sale	361	306
Unfinished product and packaging materials	252	546
	$3,134	$2,900

Inventories expensed as part of cost of goods sold during the three and nine months ended September 30, 2024 amounted to $2,199 and $5,902, respectively (2023– $1,492 and $4,776).

During the nine months ended September 30, 2024, the Company recorded a recovery of $274 through cost of goods sold on the condensed consolidated interim statement of net income and comprehensive income, relating to insurance proceeds from inventory which had previously been damaged during import.

During the three month and nine month periods ended September 30, 2024, the Company completed a write off of $71 of expired unfinished product inventory which was deemed to be unusable. The inventory was expensed through cost of goods sold on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss).

During the three and nine month periods ended September 30, 2023, the Company did not write-off any inventory that had expired or was otherwise unusable through cost of goods sold on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss).

8

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

5. Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2022	$1,256	$25,996	$4,860	$5,926	$781	$38,819
Additions	-	-	-	-	270	270
Effect of movements in exchange rates	(29)	(610)	(114)	(139)	(20)	(912)
At December 31, 2023	$1,227	$25,386	$4,746	$5,787	$1,031	$38,177
Additions	-	100	-	-	191	291
Effect of movements in exchange rates	25	522	98	119	20	784
At September 30, 2024	$1,252	$26,008	$4,844	$5,906	$1,242	$39,252

Accumulated amortization	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2022	$366	$21,042	$4,441	$2,270	$76	$28,195
Amortization	178	611	52	735	160	1,736
Effect of movements in exchange rates	(12)	(506)	(105)	(68)	(3)	(694)
At December 31, 2023	$532	$21,147	$4,388	$2,937	$233	$29,237
Amortization	135	462	40	555	166	1,358
Effect of movements in exchange rates	10	433	90	56	2	591
At September 30, 2024	$677	$22,042	$4,518	$3,548	$401	$31,186

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2023	$695	$4,239	$358	$2,850	$798	$8,940
At September 30, 2024	$575	$3,966	$326	$2,358	$841	$8,066

In September 2019 the Company acquired ownership of ZYPITAMAG® for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,760) and U.S. $2,000 (CDN $2,704) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAG®. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAG®. The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years. During the year-ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG® license to extend the amortization period of the asset by 7 years, consistent with the term of the licensing agreement. The remaining amortization period of the ZYPITAMAG® license is 6.2 years as at September 30, 2024.

The Company had determined there were no indicators of impairment as at September 30, 2024.

As at September 30, 2024, intangible assets pertaining to AGGRASTAT® were fully amortized.

9

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

6. Goodwill

Retail and Mail Order Pharmacy
At December 31, 2022	$3,177
Effects of movements in exchange rates	(75)
At December 31, 2023	$3,102
Effects of movements in exchange rates	64
At September 30, 2024	$3,166

The Company performed an annual impairment test for as at December 31, 2023 with respect to the goodwill acquired as part of the Marley Drug acquisition. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug is included, has been determined based on value in use.

(a) Key assumptions used in valuation calculations

The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i) Discount rate

Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2023, was 13.40%.

(ii) Operating margin

Forecasted operating margins are based on actual operating margins, less operational expenses achieved in the preceding years, plus adjustments to normalize the forecast for any non-reoccurring items. Margins are kept constant over the forecast period, with the exception of adjustments made in relation to inflation in future periods, unless management has started an efficiency improvement process.

(iii) Revenue growth rates

Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers several factors when assessing revenue growth rates used within their assessment, including, but not limited to, changes in customer demographic and attrition of current customer base. The revenue growth rate used during the value in use assessment completed at December 31, 2023 was approximately 2%.

7. Royalty obligation

On July 18, 2011, the Company settled its then existing long‑term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000, payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham had a one‑time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC‑1. Management determined there is no value to the option to switch the royalty to MC‑1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

10

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

7. Royalty obligation (continued)

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $902, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. On May 1, 2023, the royalty obligation concluded, and as a result, the Company does not have a carrying value for the royalty obligation as at September 30, 2024 (December 31, 2023 - nil).

The net change in the royalty obligation for the three and nine months ended September 30, 2024 was nil, (2023 nil and a recovery of $36). The net change in the royalty obligation during the nine months ended September 30, 2023 is recorded within finance income (expense), net on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss). There were no royalties or payments made towards royalties during the three or nine month periods ended September 30, 2024. Royalties for the three and nine months ended September 30, 2023 totaled nil and $136, respectively, with payments made during the three and nine months ended September 30, 2023 of $185 and $304, respectively.

8. Capital Stock

(a) Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b) Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount
Balance, December 31, 2022	10,251,313	$80,917
Balance, December 31, 2023(1)	10,436,313	$81,014
Balance, September 30, 2024	10,436,313	$81,014

(1) During the year ended December 31, 2023, 185,000 previously granted stock options were exercised. Each stock option entitled the option holder to one common share of the Company.

(c) Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

11

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8. Capital Stock (continued)

(c) Stock option plan (continued)

Changes in the number of options outstanding during the three months ended September 30, 2024 and 2023 is as follows:

Nine months ended September 30	2024		2023
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,477,700	$1.72	638,400	$3.05
Granted	-	-	1,205,000	1.25
Exercised	-	-	(185,000)	(0.30)
Forfeited, cancelled or expired	(236,000)	(4.06)	(116,700)	(6.66)
Balance, end of period	1,241,700	$1.27	1,541,700	$1.70
Options exercisable, end of period	389,700	$1.31	336,700	$3.30

Options outstanding as at September 30, 2024 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$1.10	60,000	1.83 years	$1.10	60,000
$1.11 - $1.50	1,129,000	8.24 years	$1.25	277,000
$1.51 - $2.00	52,700	0.48 years	$1.90	81,700
$1.10 ‑ $2.00	1,241,700	7.60 years	$1.70	389,700

Compensation expense related to stock options granted during previous periods under the stock option plan for the three and nine ended September 30, 2024 are $44 and $144, respectively (2023 – $82 and $212). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

12

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8. Capital Stock (continued)

(d) Per share amounts

The following table reflects the share data used in the denominator of the basic and diluted (loss) earnings per share computations for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Weighted average shares outstanding for basic earnings per share	10,436,313	10,436,313	10,436,313	10,436,313
Effects of dilution from:
Stock options	-	1,285,000	-	1,285,000
Weighted average shares outstanding for diluted earnings per share	10,436,313	11,721,313	10,436,313	11,721,313

Effects of dilution from 1,241,700 stock options were excluded in the calculation of weighted average shares outstanding for diluted income per share for the three and nine month periods ended September 30, 2024 as they are anti-dilutive.

Effects of dilution from 256,700 stock options were excluded in the calculation of weighted average shares outstanding for diluted income per share for the three and nine month periods ended September 30, 2023 as they are anti-dilutive.

9. Commitments and contingencies

(a) Commitments

As at September 30, 2024, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2024 - remaining	$1,504
2025	566
2026	368
2027	71
$2,509

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until the end of 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually.

Effective January 1, 2024, the Company renewed its business and administration services agreement with GVI Clinical Development Solutions (“GVI-CDS”), as described in note 10(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

13

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

9. Commitments and contingencies (continued)

(b) Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

(c) Royalties

As a part of the Birmingham debt settlement described in note 7, beginning on July 18, 2011, the Company was obligated to pay a royalty to Birmingham based on commercial AGGRASTAT® sales until May 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result, the Company does not have any royalty obligation recorded with regards to AGGRASTAT®. Royalties for the three and nine months ended September 30, 2024 totaled nil (2023 – nil and $136) with no payments made during the three and nine months ended September 30, 2024 (2023 - $185 and $304).

With the acquisition of ZYPITAMAG® (note 5), completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAG®until a generic pitavastatin has been introduced within the territory in which the product is sold. During the year ended December 31, 2023, management of the Company had determined that a generic pitavastatin had been introduced within a territory in which the Company had the rights to sell ZYPITAMAG®. As a result, the Company did not record any royalty expense during the three month or nine month periods ending September 30, 2024. During the three and nine month periods ended September 30, 2023, the Company recorded a recovery of $281 and $234 respectively with regards to royalties. The royalties recovered during the three and nine month period ended September 30, 2023 were included within cost of goods sold on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss).

(d) Contingencies

In the normal course of business, the Company may be subject to various claims or possible claims that may give rise to contingent liabilities. Management assesses these contingent liabilities on an ongoing basis, taking into consideration legal opinions and advice from legal counsel. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Legal Settlement

On September 30, 2024, the Company entered into a legal settlement with its contracted development and manufacturing organization (“CDMO”) resulting in the Company agreeing to receive €1,500 ($CAD 2,261) as part of a settlement for a breach of contract. As a part of the settlement, no future legal claims are to be placed on either party, and the terms of the agreement are to remain confidential.

Included within the settlement amount was $401 for unfinished inventory which had been previously invoiced by the Company to the CDMO, with the remaining $1,860 recognized through other income on the condensed consolidated statement of net income (loss) and comprehensive income (loss) during the three and nine month period ended September 30, 2024.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

9. Commitments and contingencies (continued)

(d) Contingencies (continued)

As of September 30, 2024, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA) Litigation

A class action complaint was filed in Missouri state court against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. This lawsuit was voluntarily dismissed on April 18, 2024.

On March 4, 2024 a class action complaint was filed in the Northern District Court of Ohio against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. At this time, the Company is unable to assess the potential outcome of this litigation, and as a result, has not recorded any provisions for this potential liability as at September 30, 2024.

10. Related party transactions

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer are key management personnel for all periods.

In addition to their salaries, the Company also provides non‑cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Salaries, fees and short-term benefits	$177	$155	$542	$473
Share-based payments	25	43	84	106
	$202	$198	$626	$579

Directors and key management personnel control 28% of the voting shares of the Company as at September 30, 2024 (December 31, 2023 – 28%).

(b) Transactions with related parties

During the three and nine months ended September 30, 2024 the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $31 and $265 (2023 - $11 and $76) for clinical research services, $21 and $63, respectively, (2023 – $21 and $63) for business administration services, $56 and $167, respectively, (2023 – $56 and $167) in rental costs and $10 and $31, respectively, (2023 – $9 and $28) for information technology support services. As described in note 9(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

10. Related party transactions (continued)

(b) Transactions with related parties (continued)

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm Bioresearch Inc. (“CanAm”) for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100 upon closing of the transaction, which is subject to regulatory approval, in addition to $500 upon the Company filing its first investigational new drug application, $250 upon the Company filing its first New Drug Application and $500 the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

As at September 30, 2024, the Company has paid CanAm $100 in consideration, as part of the closing of the transaction, consistent with the terms of the agreement. The Company has recorded a corresponding intangible asset in relation to this payment.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at September 30, 2024, included in accounts payable and accrued liabilities is $84 (December 31, 2023 – $57) payable to GVI -CDS. These amounts are unsecured, payable on demand and non-interest bearing.

11. Segmented information

The Company operates under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers from the marketing and distribution of commercial products for the three and nine months ended September 30, 2024 and 2023 was 100% from sales to customers in the United States.

During the nine months ended September 30, 2024, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 29%, Customer B accounted for 18%, Customer C accounted for 49% and the remaining four customers accounted for approximately 4% of revenue.

During the nine months ended September 30, 2023, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 33%, Customer B accounted for 18%, Customer C accounted for 46% and the remaining four customers accounted for approximately 4% of revenue.

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

	September 30, 2024	December 31, 2023
Canada	$630	$175
United States	7,671	8,364
Barbados	3,969	4,239
	$12,270	$12,778

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

11. Segmented information (continued)

The financial measures reviewed by the Company’s chief operating decision maker are presented separately for the nine months ended September 30, 2024 and September 30, 2023:

September 30, 2024	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$7,981	$8,031	$16,012
Operating expenses	(11,100)	(7,149)	(18,249)
Other income	1,860	-	1,860
Finance Income (expense), net	(8)	113	105
Foreign exchange loss, net	(78)	-	(78)
Net income (loss) before income taxes	$(1,345)	$995	$(350)

September 30, 2023	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$9,454	$7,169	$16,623
Operating expenses	(9,889)	(5,991)	(15,880)
Finance Income (expense), net	17	3	20
Foreign exchange loss, net	(71)	-	(71)
Net income (loss) before income taxes	$(489)	$1,181	$692

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